
April 26, 2011

Tamra D. Browne, Esq.
AMB Property Corporation
Pier 1, Bay 1
San Francisco, CA 94111

> **Re: AMB Property Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 12, 2011**
> **File No. 333-172741**

Dear Ms. Browne:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

AMB Proposal 3: Approval of the Charter Amendment, page 116

1.   Please briefly state the reasons for and the general effect of the proposed charter amendments. Refer to Item 19 of Schedule 14A.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

Merger Consideration, page F-3

2.   We note your response to comment 20 from our letter dated April 5, 2011 and reissue the comment in part. Please revise to use ProLogis' most recent stock price at the time of filing for determining the merger consideration.

Exhibit 5.1

3.   We note that item (j) includes an assumption related to the authorization of the common shares covered by the registration statement under the registrant's charter. This appears to assume a key part of the duly authorized opinion. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Daniel Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Assistant Director

cc: Adam O. Emmerich, Esq.
        Robin Panovka, Esq.
        David K. Lam, Esq.
        Wachtell, Lipton, Rosen & Katz
        Via facsimile (212) 403-2000